Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(Supplements the Preliminary Prospectus	Registration Statement No. 333-165473
Supplement dated September 27, 2012)

$500,000,000 9.75% Senior Notes due 2018

Final Term Sheet

September 28, 2012

Other information, including financial information, presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein and/or the Tender Offer and Consent Solicitation.

Issuer:	Alpha Natural Resources, Inc.

Aggregate Principal Amount:	$500,000,000

Title of Securities:	9.75% Senior Notes due 2018

Maturity:	April 15, 2018

Offering Price:	98.959%

Coupon:	9.750%

Yield to Maturity:	10.000%

Spread to Treasury Benchmark:	T+ 939 basis points

Treasury Benchmark:	0.625% due September 30, 2017

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2013

Record Dates:	April 1 and October 1

Equity Redemption:	Prior to October 15, 2015, up to 35% of the original aggregate principal amount of the notes at 109.75% if at least 65% remains outstanding.

Make-whole Call:	As set forth in the Preliminary Prospectus Supplement

CUSIP Number:	02076X AD4

ISIN Number:	US02076XAD49

Joint Book-Running Managers:	Citigroup Global Markets Inc. Barclays Capital Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.

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Senior Co-Managers:	BMO Capital Markets Corp. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC

Co-Managers:

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Credit Agricole Securities (USA) Inc.

Santander Investment Securities Inc.

SMBC Nikko Capital Markets Limited

U.S. Bancorp Investments, Inc.

Trade Date:	September 28, 2012

Settlement Date:	October 11, 2012 (T+8). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. If you wish to trade notes before their delivery, you should consult your own advisors.

Distribution:	Registered Offering

Net Proceeds:	We estimate that the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses from the sale of the notes will be approximately $479,795,000.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146 (toll free).

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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